15027266

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED JUN 30 2015

SEC FILE NUMBER
8- 53238

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/14 (MM/DD/YY) AND ENDING 04/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eide Bailly Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4310 17th Ave S
(No and Street)

Fargo	ND	58103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karla Wilson 701-239-8593
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Widmer Roel PC
(Name – *if individual, state last, first, middle name*)

4334 18th Ave S	Fargo	ND	58103-7414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karla Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eide Bailly Securities LLC, as of April 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LARAE LANGERUD
Notary Public
State of North Dakota
My Commission Expires Oct. 30, 2019

Karla Wilson
Signature

Chief Financial Officer
Title

LaRae Langerud
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240 17a-5(e)(3).*

EIDE BAILLY SECURITIES LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED APRIL 30, 2015

Table of Contents

WIDMER ROEL
CPAs • BUSINESS ADVISORS

4334 18th Avenue S.
Ste 101
Fargo, ND 58103-7414

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors
Eide Bailly Securities LLC
Fargo, North Dakota

We have audited the accompanying statement of financial condition of **Eide Bailly Securities LLC** (a South Dakota corporation), as of April 30, 2015 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of **Eide Bailly Securities LLC's** management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Eide Bailly Securities LLC** as of April 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Schedule I – Computation of Net Capital under Rule 15c3-1 ("Schedule I") has been subjected to audit procedures performed in conjunction with the audit of **Eide Bailly Securities LLC's** financial statements. The Schedule I is the responsibility of **Eide Bailly Securities LLC's** management. Our audit procedures included determining whether Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on Schedule I, we evaluated whether Schedule I, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Widmer Roel PC

Fargo, North Dakota
June 29, 2015

EIDE BAILLY SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2015

		2015
ASSETS		
Cash and cash equivalents	$	74,823
Receivable from broker dealer		15,553
Prepaid expenses		500
Total assets		90,876
	$	90,876
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$	18,338
Total liabilities	$	18,338
MEMBER'S EQUITY		
Member's paid-in capital		15,000
Member's undistributed earnings		57,538
Total member's equity	$	72,538
	$	90,876

See Notes to Financial Statements

EIDE BAILLY SECURITIES LLC
STATEMENT OF INCOME
YEAR ENDED APRIL 30, 2015

	2015
REVENUES	
Commission income	$ 973,073
	973,073
EXPENSES	
Licensing and registration	45,968
Professional fees	6,578
Other overhead	188,477
	241,023
NET INCOME	$ 732,050

EIDE BAILLY SECURITIES LLC
STATEMENT OF CHANGE IN MEMBER'S EQUITY
YEAR ENDED APRIL 30, 2015

	Member's Paid-in Capital	Member's Undistributed Earnings	Total
BALANCE, APRIL 30, 2014	$ 15,000	$ 115,438	$ 130,438
Net income	-	732,050	732,050
Distribution of earnings to member	-	(789,950)	(789,950)
BALANCE, APRIL 30, 2015	$ 15,000	$ 57,538	$ 72,538

EIDE BAILLY SECURITIES LLC
STATEMENT OF CASH FLOWS
YEAR ENDED APRIL 30, 2015

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2015
OPERATING ACTIVITIES	
Net income	$ 732,050
Adjustments to reconcile net income to net cash and cash equivalents from operating activities	
Change in receivable from broker dealer	44,800
Change in prepaid expenses	680
Change in accounts payable	14,240
NET CASH FROM OPERATING ACTIVITIES	791,770
FINANCING ACTIVITY	
Distribution of earnings to member	(789,950)
NET CHANGE IN CASH AND CASH EQUIVALENTS	1,820
CASH AND CASH EQUIVALENTS, BEGINNING	73,003
CASH AND CASH EQUIVALENTS, ENDING	$ 74,823

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Eide Bailly Securities LLC (EBS) is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). EBS is a registered broker-dealer in the state of South Dakota and is a wholly-owned subsidiary of Eide Bailly Financial Services, LLC.

The majority of EBS commission revenue is earned from a broker-dealer, which executes securities transactions including the sale of oil and gas interests, mutual fund investments and transfers on behalf of customers and also includes regulated life insurance products, such as variable annuity contracts and variable life insurance policies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
EBS includes demand deposits in the category of cash and cash equivalents as presented in the cash flow statement.

Commissions Receivable
Receivable from affiliated broker represents accruals for commission amounts due from one broker-dealer. It is the EBS' policy to use the reserve method to write off uncollectible accounts. Amounts not paid within 30 days are considered past due. There were no material amounts over 90 days past due as of April 30, 2015. Management anticipates no substantial losses from present receivable balances. Therefore, there is no balance in the reserve at April 30, 2015.

Revenue Recognition
Commission revenue and related expenses for mutual fund and securities transactions and variable annuity contract purchases are recorded on a trade-date basis. Commission revenue for life insurance policies are recorded when the insurance company approves the policy.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company is included in the consolidated federal income tax returns as a disregarded entity filed by its Parent, Eide Bailly Financial Services, LLC. The Parent and the Company are no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2011.

NOTE 3 - NET CAPITAL REQUIREMENTS

EBS, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, EBS is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At April 30, 2015, EBS had net capital, as computed under the rule, of $72,038 and its ratio of aggregate indebtedness to net capital was .2546 to 1.

NOTE 4 - RELATED PARTIES

(continued on next page)

EBS has a single member owner, Eide Bailly Financial Services, LLC (EBFS) which is a holding company for various financial service entities. All indirect operating expenses of EBFS' related entities are paid for by EBFS including all compensation and related employee costs of financial services representatives. Direct expenses incurred and paid by EBS and EBFS through the Affiliate Expense Agreement between EBS and EBFS and certain expenses incurred by EBFS that are beneficial to the operations of EBS are allocated to and reimbursed by EBS and are recognized in the financial statements of EBS. During 2015, we reimbursed EBFS for $99,000. As of April 30, 2015, EBS owes $0 to EBFS for these expenses.

NOTE 5 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 29, 2015 the date the financial statements were available to be issued.

EIDE BAILLY SECURITIES LLC

SUPPLEMENTARY INFORMATION

EIDE BAILLY SECURITIES LLC

Schedule I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
APRIL 30, 2015

NET CAPITAL		
MEMBER'S EQUITY	$	72,538
DEDUCTIONS:		
Nonallowable assets:		
Prepaid expenses		500
NET CAPITAL	$	72,038
MINIMUM NET CAPITAL REQUIREMENT PER RULE 15C3-1 (a)(2)(vi) (The greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
AGGREGATE INDEBTEDNESS	$	18,338
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.2546 to 1

There are no material differences between the preceding computation and Eide Bailly Securities corresponding unaudited part II of Form X-17-A-5 as of April 30, 2015

WIDMER ROEL
CPAs • BUSINESS ADVISORS
4334 18th Avenue S.
Ste 101
Fargo, ND 58103-7414
Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON REVIEW OF ASSERTIONS REGARDING EXEMPTION PROVISIONS REPORT

To the Board of Governors
Eide Bailly Securities LLC
Fargo, North Dakota

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions Report, in which (1) **Eide Bailly Securities LLC** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Eide Bailly Securities** LLC claimed an exemption from 17 C.F.R. §240.15c3-3: section (k)(1) (the "exemption provisions") and (2) **Eide Bailly Securities LLC** stated that **Eide Bailly Securities LLC** met the identified exemption provisions throughout the period from June 1, 2014 through April 30, 2015 without exception. **Eide Bailly Securities LLC's** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Eide Bailly Securities LLC's** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Widmer Roel PC

Fargo, North Dakota
June 29, 2015

EideBailly

FINANCIAL SERVICES

Assertions Regarding Exemption Provisions

We, as members of management of Eide Bailly Securities, LLC, are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by management and reviewed by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period June 1, 2014 through April 30, 2015.

Eide Bailly Securities, LLC

By:

Karla Wilson

Karla Wilson, Principal Financial Officer
May 29, 2015

WIDMER ROEL
CPAs • BUSINESS ADVISORS

4334 18th Avenue S.
Ste 101
Fargo, ND 58103-7414

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Eide Bailly Securities LLC
4310 17th Avenue South
Fargo, North Dakota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2015, which were agreed to by **Eide Bailly Securities LLC** and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating **Eide Bailly Securities LLC's** compliance with the applicable instructions of Form SIPC-7. **Eide Bailly Securities LLC's** management is responsible for **Eide Bailly Securities LLC's** compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended April 30, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Widmer Roel PC

Fargo, North Dakota
June 29, 2015

WIDMER ROEL
CPAs · BUSINESS ADVISORS

4334 18th Avenue S.
Ste 101
Fargo, ND 58103-7414

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

To the Board of Governors
Eide Bailly Securities LLC
Fargo, North Dakota

In planning and performing our audit of the financial statements of **Eide Bailly Securities LLC** as of and for the year ended April 30, 2015, we considered the company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

However, during our audit we became aware of matters that relate to internal control deficiencies that were of a lesser magnitude than significant deficiencies, as well as opportunities to strengthen company operating efficiency. This letter does not affect our report dated June 29, 2015, on the financial statements of **Eide Bailly Securities LLC.**

Formal Review of Bank Reconciliations and Approval of Distributions

During the audit, we noted bank reconciliations are prepared on a timely basis however they are not reviewed by appropriate management personnel. We also noted distributions, or bank transfers made to Eide Bailly Financial Services, are not approved by appropriate management personnel. Oversight of cash is necessary due to possible violations with net capital requirements required by SEC Rule 15c3-3. Although bank statements are currently being reviewed, we recommend bank reconciliations to be reviewed and approval of distributions should be performed to mitigate risks associated with cash, net capital requirements and for increased oversight of control activities.

Very truly yours,

Widmer Roel PC

Widmer Roel PC
June 29, 2015

WIDMER ROEL
CPAs • BUSINESS ADVISORS

4334 18th Avenue S.
Ste 101
Fargo, ND 58103-7414

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Eide Bailly Securities LLC
4310 17th Avenue South
Fargo, North Dakota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2015, which were agreed to by **Eide Bailly Securities LLC** and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating **Eide Bailly Securities LLC's** compliance with the applicable instructions of Form SIPC-7. **Eide Bailly Securities LLC's** management is responsible for **Eide Bailly Securities LLC's** compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended April 30, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Widmer Roel PC

Fargo, North Dakota
June 29, 2015

WIDMER ROEL
CPAs • BUSINESS ADVISORS

4334 18th Avenue S.
Ste 101
Fargo, ND 58103-7414

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

To the Board of Governors
Eide Bailly Securities LLC
Fargo, North Dakota

In planning and performing our audit of the financial statements of **Eide Bailly Securities LLC** as of and for the year ended April 30, 2015, we considered the company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

However, during our audit we became aware of matters that relate to internal control deficiencies that were of a lesser magnitude than significant deficiencies, as well as opportunities to strengthen company operating efficiency. This letter does not affect our report dated June 29, 2015, on the financial statements of **Eide Bailly Securities LLC.**

Formal Review of Bank Reconciliations and Approval of Distributions

During the audit, we noted bank reconciliations are prepared on a timely basis however they are not reviewed by appropriate management personnel. We also noted distributions, or bank transfers made to Eide Bailly Financial Services, are not approved by appropriate management personnel. Oversight of cash is necessary due to possible violations with net capital requirements required by SEC Rule 15c3-3. Although bank statements are currently being reviewed, we recommend bank reconciliations to be reviewed and approval of distributions should be performed to mitigate risks associated with cash, net capital requirements and for increased oversight of control activities.

Very truly yours,

Widmer Roel PC

Widmer Roel PC
June 29, 2015